September 21, 2010

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	El Paso Pipeline Partners, L.P. Form 10-Q for the quarter ended March 31, 2010 Filed May 10, 2010 File No. 1-33825

Dear Ms. Thompson,

We received your letter dated August 3, 2010, commenting on the above referenced document. Below is the comment contained in your letter followed by our response.

Form 10-Q for the quarter ended March 31, 2010

1.
We have reviewed your response to comment one in our letter dated July 19, 2010. Please note that where Note 1 to Rule 3-10 (c) of Regulation S-X states that any subsidiaries of the parent company other than the subsidiary issuer must be minor, this refers to both direct and indirect subsidiaries of the parent company. As your indirect subsidiaries contain virtually all of the assets and operations of your consolidated company, it does not appear that you can conclude that these indirect subsidiaries are minor. Notwithstanding the fact that the subsidiary issuer consolidates all of these indirect subsidiaries, we do not believe that you meet the criteria specified in Note 1 to Rule 3-10 (c) of Regulation S-X to provide narrative disclosure in lieu of the condensed consolidating financial information required by Rule 3-10 (c)(4) of Regulation S-X. Please confirm to us that you will provide this condensed consolidating financial information in future filings, including your Forms 10-Q.

Response
We requested and received a no action letter dated September 10, 2010 from the Office of the Chief Accountant indicating that the staff will not object to our narrative disclosure in lieu of the condensed consolidating financial statements. The narrative disclosure is shown below.

In March 2010, El Paso Pipeline Partners Operating Company (EPPOC) issued publicly traded debt securities that are guaranteed by its parent, El Paso Pipeline Partners, L.P. (EPB). EPPOC is a wholly owned subsidiary of EPB and the guarantee is full and unconditional.  EPB’s only operating asset is its investment in EPPOC, and EPPOC’s only operating assets are its investments in Colorado Interstate Gas Company, Wyoming Interstate Company, L.L.C., Southern Natural Gas Company, Southern LNG Company, L.L.C.,  and El Paso Elba Express Company, L.L.C. (collectively, the non-guarantor operating companies).  EPB and EPPOC‘s independent assets and operations, other than those related to these investments and EPPOC’s debt, are less than 3 percent of the total assets and operations of EPB, and thus substantially all of the operations and assets exist within these non-guarantor operating companies.  Furthermore, there are no significant restrictions on EPPOC’s or EPB’s ability to access the net assets or cash flows related to its controlling interests in the operating companies either through dividend or loan.

U.S. Securities and Exchange Commission
Division of Corporation Finance
September 21, 2010

Should you have any further questions regarding this letter or need further information, please contact me at 713-420-3940 or Frank Olmsted at 713-420-3707.

Sincerely,

/s/ Rosa P. Jackson

Rosa P. Jackson
Vice President, Controller
El Paso Pipeline GP Company, L.L.C.
General Partner of El Paso Pipeline Partners, L.P.

Cc:
Lisa Sellars, Division of Corporation Finance, U.S. Securities and Exchange Commission
James C. Yardley, President and Chief Executive Officer, El Paso Pipeline GP Company, LLC
Elaine Pickle, Ernst & Young